Exhibit 99.1

● Delivered record Subscription Revenue, Operating Income and Adjusted EPS in line with FY 2026 outlook

● Q4 Cartrack South Africa Subscription Revenue growth accelerated to 22% Y/Y

● Q4 Cartrack SaaS ARR increased 18% Y/Y reaching ZAR5,179 million and 38% in USD equivalent

● FY 2026 Adjusted EPS increased 3% Y/Y to ZAR32.55 and 20% to USD2.05 in USD equivalent

● FY 2026 Adjusted Free Cash Flow increased 90% Y/Y to ZAR809 million

● FY 2027 outlook: Cartrack Subscription Revenue growth to accelerate, with EPS growth of 21% Y/Y at midpoint

● Declared a USD1.50 dividend per share payable in July 2026, an increase of 20% Y/Y

SINGAPORE (May 13, 2026) - Karooooo Limited (“Karooooo”) reported record results for the fourth quarter (“Q4 2026”) and year ended February 28, 2026 (“FY 2026”). Karooooo owns 100% of Cartrack and 81% of Karooooo Logistics, (collectively, “the group”).

“FY 2026 was another year of strong execution. Despite the stronger ZAR, Cartrack accelerated subscription revenue growth to 19%, up from 15% in the prior year. Our ARR increased 18% to ZAR5,179 million and 38% to USD325 million.

Importantly, Cartrack subscription revenue growth in South Africa accelerated meaningfully, and we ended the year with South Africa ARR growing at 23%,” said Zak Calisto, Group CEO of Karooooo.

“During the year, we continued to invest in our distribution network to support accelerated growth and are seeing good early-stage results. Our continued development and product initiatives further strengthened our differentiated value proposition with an enhanced platform, further AI-powered video capabilities and we commercially launched Cartrack-Tag. In FY 2027, we aim to accelerate subscription revenue growth once again while delivering strong EPS growth. Despite providing a contracting gross profit margin outlook for FY 2027, our mid-point outlook for EPS growth in FY 2027 is 21% when compared to our FY 2026 EPS excluding the secondary offering costs.

We envisage a slow-down in hiring in FY 2027 while we drive sales force efficiency and AI adoption.

We enter FY 2027 with operating strength and remain confident in our ability to drive durable, profitable growth across our geographies. We continue to see that our strong owner-oriented culture, vertically-integrated business model, continued innovation, and financial discipline drive our successful customer-centric execution.”

Fourth Quarter 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q4 2025, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 16% to 2,662,222 (Q4 2025: 2,302,236)

●	Net Cartrack subscriber additions increased 19% to a fourth quarter record of 93,755 (Q4 2025: 79,009)

GROWTH

●	Karooooo’s subscription revenue increased 18% to ZAR1,281 million (Q4 2025: ZAR1,086 million)

●	Cartrack’s subscription revenue increased 18% to ZAR1,278 million (Q4 2025: ZAR1,084 million)

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) increased 18% to ZAR5,179 million (Q4 2025: ZAR4,384 million)

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 32% to ZAR145 million (Q4 2025: ZAR110 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 38% to USD81 million.

●	Cartrack’s subscription revenue increased 38% to USD80 million.

●	Cartrack’s SaaS ARR increased 38% to USD325 million.

●	Karooooo Logistics’s DaaS revenue increased 54% to USD9 million.

PROFITABILITY

●	Karooooo’s operating profit decreased 12% to ZAR338 million (Q4 2025: ZAR385 million).

●	Cartrack’s operating profit decreased 14% to ZAR324 million (Q4 2025: ZAR377 million).

●	Cartrack’s operating profit margin was 25% (Q4 2025: 34%).

●	Karooooo’s earnings per share decreased 11% to ZAR7.19 (Q4 2025: ZAR8.11).

●	Karooooo’s adjusted earnings per share decreased 24% to ZAR7.18 (Q4 2025: ZAR9.48).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s earnings per share increased 4% to USD0.45.

●	Karooooo’s adjusted earnings per share decreased 11% to USD0.45.

[1]	For convenience purposes only, amounts in South African rand as of February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00 (February 28, 2025: ZAR 18.6012), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Fourth Quarter 2026 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended February 28,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %
Subscription revenue	1,277,715	1,083,604	18%	3,591	2,878	25%	1,281,306	1,086,482	18%
Other revenue[1]	25,857	25,987	(1)%	-	-	-	25,857	25,987	(1)%
Delivery service	-	-	-	141,216	107,054	32%	141,216	107,054	32%
Revenue	1,303,572	1,109,591	17%	144,807	109,932	32%	1,448,379	1,219,523	19%
Cost of Sales	(391,851)	(275,193)	42%	(96,942)	(75,386)	29%	(488,793)	(350,579)	39%
Gross Profit	911,721	834,398	9%	47,865	34,546	39%	959,586	868,944	10%
Gross Profit Margin	70%	75%		33%	31%		66%	71%
Operating Profit	324,066	376,649	(14)%	13,654	8,564	59%	337,720	385,213	(12)%
Operating Profit Margin	25%	34%		9%	8%		23%	32%
Adjusted EBITDA (a non-IFRS measure)	568,745	533,579	7%	14,367	9,393	53%	583,112	542,972	7%
Adjusted EBITDA Margin (a non-IFRS measure)	44%	48%		10%	9%		40%	45%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s total revenue increased 19% to ZAR1,448 million (Q4 2025: ZAR 1,220 million), and subscription revenue increased 18% to ZAR1,281 million in Q4 2026 (Q4 2025: ZAR1,086 million). On a constant currency basis, a non-IFRS measure, total revenue increased 21% and subscription revenue increased 20%.

Cartrack’s total revenue increased 17% to ZAR1,304 million (Q4 2025: ZAR1,110 million). Cartrack’s subscription revenue increased 18% to a record ZAR1,278 million in Q4 2026 (Q4 2025: ZAR1,084 million) driven primarily by the acquisition of new customers and selling Video and the Cartrack-Tag to existing customers. Subscription revenue represented 98% of Cartrack’s total revenue. On a constant currency basis, a non-IFRS measure, Cartrack’s total revenue increased 19% and subscription revenue increased 19%.

Cartrack delivered net subscriber additions of 93,755 during the quarter (Q4 2025: 79,009), a record for the fourth quarter.

Karooooo Logistics’s total revenue increased 32% to a record ZAR145 million (Q4 2025: ZAR110 million) driven by the demand of e-commerce orders and the adoption of our service by our customers. Karooooo Logistics offers delivery-as-a-service (“DaaS”) to our large enterprise customers wishing to scale and enable their e-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers. The pace of Karooooo Logistics’s revenue growth may vary quarter to quarter as large customers invest in growing their e-commerce businesses or driving traffic to their physical stores.

Gross Profit and Cost of Sales

Karooooo’s cost of sales increased 39% to ZAR489 million (Q4 2025: ZAR351 million).

Cartrack’s gross profit margin contracted in the quarter due to the strengthening ZAR, which negatively impacted reported revenue by an estimated ZAR 27 million (when measured on a constant currency basis, a non-IFRS measure) while the majority of cost of sales is based on exchange rates in prior periods.

Cartrack’s cost of sales increased 42% to ZAR392 million (Q4 2025: ZAR275 million) primarily driven by the alignment of provision for our in-vehicle IoT devices in Q4 2026. The provision reflects the increase of in-vehicle IoT devices by 45% to ZAR1,946 million as of the financial year ended February 28, 2026. Cartrack’s gross profit margin was 70% (Q4 2025: 75%), and Cartrack’s subscription gross profit margin was 71% (Q4 2025: 76%).

Karooooo Logistics’s cost of sales increased 29% to ZAR97 million (Q4 2025: ZAR75 million) as we continued to invest in driver acquisition and training to support future growth. Karooooo Logistics’s gross profit margin improved to 33% (Q4 2025: 31%). During the quarter, Karooooo Logistics surpassed ZAR1 billion in cumulative payments to drivers since Karooooo acquired it in 2021.

Operating Expenses

	Three Months Ended February 28,
Figures in Rand Thousands	2026	2025	Y-o-Y %
Karooooo’s Operating Expenses	623,319	484,726	29%
- Cartrack	589,091	458,742	28%
- Karooooo Logistics	34,228	25,984	32%

Karooooo’s operating expenses increased 29% to ZAR623 million (Q4 2025: ZAR485 million).

Cartrack accounted for ZAR589 million (Q4 2025: ZAR459 million) in operating expenses including investments in infrastructure and sales headcount to support territorial expansion and distribution capacity. Karooooo Logistics accounted for ZAR34 million (Q4 2025: ZAR26 million) of total operating expenses as we continued to invest strategically to scale Karooooo Logistics.

As planned, Cartrack’s sales and marketing expenses increased 37% to ZAR220 million (Q4 2025: ZAR160 million). As we strive to accelerate our growth, Cartrack sales and marketing expenses reflect incremental growth-oriented investments to drive customer acquisition and the adoption of new products such as Video and the Cartrack-Tag. Under IFRS, sales and marketing expenses are expensed as incurred, even though the resulting customer relationships generate revenue over extended periods. With the average expected life cycle of our subscription contracts exceeding 60 months and strong customer retention, there is a structural timing mismatch between when sales and marketing acquisition costs are expensed and when the related revenue is realized in our reported results.

We are encouraged by the early returns on our strategic investment in customer acquisition, which are delivering the intended outcomes and positioning us well for continued strong growth. As these benefits materialize, we remain focused on driving improvements in new sales headcount efficiency. Our unit economics remain strong as evidenced by our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio, which continues to exceed 9 times and underpins our disciplined approach to accelerated growth.

Cartrack’s general and administration expenses increased 23% to ZAR261 million (Q4 2025: ZAR212 million), reflecting continued investment in infrastructure to support future growth. We expect these costs to increase gradually over time as we continue to expand in our current geographies.

Cartrack’s R&D expenses increased 29% to ZAR71 million (Q4 2025: ZAR55 million) as we continue to invest in innovation to improve and expand the capabilities of our operational intelligence platform and internal management systems.

Cartrack provided for expected credit losses of ZAR38 million (Q4 2025: ZAR32 million). We believe our prudent risk management strategy ensures long-term financial resilience.

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals and reflect our continued commitment to long-term growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 17% (Q4 2025: 15%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue remained at 20% (Q4 2025: 20%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue increased to 6% (Q4 2025: 5%)

Operating Profit, and Earnings per share

Karooooo’s operating profit decreased 12% to ZAR338 million (Q4 2025: ZAR385 million), and earnings per share decreased 11% to ZAR7.19 (Q4 2025: ZAR8.11) driven by growth-oriented investments and the strengthening of the ZAR.

In this quarter, we aligned our provisions for in-vehicle IoT devices to reflect the accelerated growth we experienced. The strengthening of ZAR against currencies in our key markets created a headwind to reported revenues due to foreign currency translation effects. Our effective tax rate was higher for the quarter, primarily as a result of withholding taxes on dividend payments made by subsidiaries to the holding company. In U.S. Dollar equivalent, Karooooo’s earnings per share increased by 4% to USD0.45.

Cartrack’s operating profit decreased 14% to ZAR324 million (Q4 2025: ZAR377 million), and Cartrack’s operating profit margin was 25% (Q4 2025: 34%). Cartrack’s operating profit and operating profit margin incorporate the strategic investment in incremental sales capacity and customer acquisition-related expenses to support accelerated growth. Although these growth-oriented investments weigh on short-term operating profitability, we believe that pursuing accelerated growth - when executed efficiently and supported by strong unit economics - is the appropriate strategy to drive long-term shareholder value. Cartrack’s unit economics remain strong.

Karooooo Logistics’s operating profit increased 59% to a record ZAR14 million (Q4 2025: ZAR9 million), and Karooooo Logistics’s operating profit margin was 9% (Q4 2025: 8%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 7% to ZAR583 million (Q4 2025: ZAR543 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 7% to ZAR569 million (Q4 2025: ZAR534 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 53% to ZAR14 million (Q4 2025: ZAR9 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Full Year 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to the year ended February 28, 2025 (“FY 2025”), unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 16% to 2,662,222 (FY 2025: 2,302,236)

●	Record net Cartrack subscriber additions of 359,986 increased 9% (FY 2025: 330,704)

GROWTH

●	Karooooo’s subscription revenue increased 19% to ZAR4,844 million (FY 2025: ZAR4,068 million)

●	Cartrack’s subscription revenue increased 19% to ZAR4,831 million (FY 2025: ZAR4,055 million)

●	Karooooo Logistics’s DaaS revenue increased 29% to ZAR540 million (FY 2025: ZAR420 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 39% to USD304 million.

●	Cartrack’s subscription revenue increased 39% to USD303 million.

●	Karooooo Logistics’s DaaS revenue increased 50% to USD34 million.

PROFITABILITY

●	Karooooo’s operating profit increased 8% to ZAR1,415 million (FY 2025: ZAR1,312 million)

●	Cartrack’s operating profit increased 8% to ZAR1,370 million (FY 2025: ZAR1,273 million).

●	Cartrack’s operating profit margin was 28% (FY 2025: 31%).

●	Karooooo’s earnings per share increased 8% to ZAR32.17 (FY 2025: ZAR29.81).

●	Karooooo’s adjusted earnings per share increased 3% to ZAR32.55 (FY 2025: ZAR31.67).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s earnings per share increased 26% to USD2.02.

●	Karooooo’s adjusted earnings per share increased 20% to USD2.05.

[1]	For convenience purposes only, amounts in South African rand as of February 28, 2026 have been translated to U.S. dollars using an exchange rate of ZAR 15.9167 to U.S.$1.00 (February 28, 2025: ZAR 18.6012), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Year Ended February 28, 2026 Financial Overview

Supplemental Financial Information and Business Metrics

Year Ended February 28,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %	2026	2025	Y-o-Y %
Subscription revenue	4,830,669	4,055,394	19%	13,079	12,783	2%	4,843,748	4,068,177	19%
Other revenue[1]	108,173	89,618	21%	-	-		108,173	89,618	21%
Vehicle sales	-	2,099	(100)%	-	-		-	2,099	(100)%
Delivery service	-	-	-	527,199	407,565	29%	527,199	407,565	29%
Revenue	4,938,842	4,147,111	19%	540,278	420,348	29%	5,479,120	4,567,459	20%
Cost of Sales	(1,381,579)	(1,078,699)	28%	(373,371)	(285,708)	31%	(1,754,950)	(1,364,407)	29%
Gross Profit	3,557,263	3,068,412	16%	166,907	134,640	24%	3,724,170	3,203,052	16%
Gross Profit Margin	72%	74%		31%	32%		68%	70%
Operating Profit	1,369,879	1,272,980	8%	44,833	39,353	14%	1,414,712	1,312,333	8%
Operating Profit Margin	28%	31%		8%	9%		26%	29%
Adjusted EBITDA (a non-IFRS measure)	2,237,938	1,930,688	16%	47,474	42,772	11%	2,285,412	1,973,460	16%
Adjusted EBITDA Margin (a non-IFRS measure)	45%	47%		9%	10%		42%	43%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s total revenue increased 20% to ZAR5,479 million (FY 2025: ZAR4,567 million), and subscription revenue increased 19% to ZAR4,844 million in FY 2026 (FY 2025: ZAR4,068 million).

Cartrack’s total revenue increased 19% to ZAR4,939 million (FY 2025: ZAR4,147 million) driven primarily by the acquisition of new customers and selling Video and the Cartrack-Tag to existing customers. Subscription revenue increased 19% to a record of ZAR4,831 million in FY 2026 (FY 2025: ZAR4,055 million). Subscription revenue represented 98% of Cartrack’s total revenue (FY 2025: 98%).

Karooooo Logistics’s total revenue increased 29% to ZAR540 million in FY 2026 (FY 2025: ZAR420 million) driven by the demand of e-commerce orders. Karooooo Logistics completed more than 8 million deliveries in FY 2026.

Gross profit and Cost of Sales

Karooooo’s cost of sales increased 29% to ZAR1,755 million (FY 2025: ZAR1,364 million).

As a result of Cartrack’s accelerated growth, the proportion of telematic devices on our platform in the depreciation cycle has increased, leading to higher cost of sales. Cartrack’s gross profit margin remained strong and contracted to 72% (FY 2025: 74%), and Cartrack’s subscription gross profit margin was 72% (FY 2025: 75%).

Cartrack’s cost of sales increased 28% to ZAR1,382 million (FY 2025: ZAR1,079 million).

Karooooo Logistics’s cost of sales increased 31% to ZAR373 million (FY 2025: ZAR285 million). Karooooo Logistics’s gross profit margin was 31% (FY 2025: 32%), as we increased driver training and quality control to support growth.

Operating Expenses

	Year Ended February 28,
Figures in Rand Thousands	2026	2025	Y-o-Y %
Karooooo’s Operating Expenses	2,324,433	1,901,088	22%
- Cartrack	2,202,333	1,805,815	22%
- Karooooo Logistics	122,100	95,273	28%

As planned, Karooooo’s operating expenses increased 22% to ZAR2,324 million in FY 2026 (FY 2025: ZAR1,901 million).

Cartrack accounted for ZAR2,202 million (FY 2025: ZAR1,806 million) in operating expenses, including investments in infrastructure and sales headcount to support territorial expansion and distribution capacity. Karooooo Logistics accounted for ZAR122 million (FY 2025: ZAR95 million) of total operating expenses as we continued disciplined, strategic investment to drive the scalable growth of Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 37% to ZAR840 million in FY 2026 (FY 2025: ZAR613 million). We are encouraged by the early returns on our strategic investment in customer acquisition, which are delivering the intended outcomes and positioning us well for continued strong growth. As these benefits materialize, we remain focused on driving improvements in new sales headcount efficiency. Our unit economics remain strong as evidenced by our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio, which continues to exceed 9 times and underpins our disciplined approach to accelerated growth.

Cartrack’s general and administration expenses benefited from economies of scale and, as planned, increased 15% to ZAR992 million (FY 2025: ZAR863 million), reflecting disciplined cost management alongside continued investment in infrastructure to support future growth. We expect these costs to increase gradually over time as we continue to expand in our current geographies.

Cartrack’s R&D expenses increased 14% to ZAR246 million (FY 2025: ZAR215 million) as we continue to invest in innovation to improve and expand the capabilities of our operational intelligence platform and internal management systems.

Cartrack provided for expected credit losses of ZAR125 million (FY 2025: ZAR115 million), with expected credit losses for the period at 2.6% of subscription revenue (FY 2025: 2.8%).

Operating Profit, Earnings per share and adjusted Earnings per share

Karooooo’s operating profit increased 8% to ZAR1,415 million (FY 2025: ZAR1,312 million) and earnings per share increased 8% to ZAR32.17 (FY 2025: ZAR29.81) driven by growth-oriented investments and the strengthening of the ZAR. After adjusting Karooooo’s earnings per share to exclude the costs of a secondary public offering in June 2025, Adjusted EPS (a non-IFRS measure) increased 3% to ZAR32.55 (FY 2025: ZAR31.67). Importantly, in U.S. Dollar equivalent, Karooooo’s earnings per share increased by 26% to USD2.02, reflecting the appreciation of the ZAR in FY 2026. Consistent with our outlook for FY 2026, the moderate growth in earnings per share reflects the accelerated Cartrack subscription revenue growth in FY 2026. The timing mismatch between the upfront expensed sales and marketing costs to build future and accelerated subscription revenue negatively impacted FY 2026 earnings growth and margins.

Cartrack’s operating profit increased by 8% to ZAR1,370 million (FY 2025: ZAR1,273 million), and Cartrack’s operating profit margin was 28% (FY 2025: 31%). Cartrack’s operating profit and operating profit margin incorporate the strategic investment in incremental sales capacity and acquisition-related expenses to support accelerated growth. Although these growth-oriented investments weigh on short term operating profitability, we believe that pursuing accelerated growth - when executed efficiently and supported by strong unit economics - is the appropriate strategy to drive long-term shareholder value.

Karooooo Logistics’s operating profit increased 14% to ZAR45 million (FY 2025: ZAR39 million), and Karooooo Logistics’s operating profit margin was 8% (FY 2025: 9%).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 16% to ZAR2,285 million (FY 2025: ZAR1,973 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 16% to ZAR2,238 million (FY 2025: ZAR1,931 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 11% to ZAR47 million (FY 2025: ZAR43 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations. Our easy-to-use, operational intelligence platform empowers our customers to improve operational efficiencies, reduce risk and enhance the safety of their physical operations.

In FY 2026, we accelerated Cartrack subscription revenue growth by expanding our distribution footprint in existing markets, driving broader platform adoption and capitalizing on growing demand for our solutions.

In FY 2027, we intend to accelerate subscription revenue growth once again while delivering strong EPS growth. While we are confident that our investment in sales capacity in FY 2026 will have a positive impact on subscriber growth in FY 2027, we plan to drive our growth by balancing subscriber growth with increased adoption of Video and Cartrack-Tag. We also believe increased sales efficiency, coupled with realizing other efficiencies in the business due to scale and leveraging AI, will support strong EPS growth.

We believe our ongoing investments in AI innovation, platform capabilities and customer experience position us to drive durable long-term growth. We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack and assumes current foreign exchange rates.

Despite providing a contracting gross profit margin outlook for FY 2027, assuming current exchange rates and the planned accelerated growth, the midpoint of our EPS outlook implies growth of 21% in FY 2027 compared to FY 2026 Adjusted EPS excluding secondary offering costs. We envisage a slow-down in hiring in FY 2027 while we drive sales force efficiency. Our guidance for FY 2027 is as follows:

●	Cartrack’s subscription revenue between ZAR5,700 million and ZAR6,000 million, which implies subscription revenue growth between 18% and 24%; and

●	Cartrack’s gross profit margin between 70% and 72%; and

●	Cartrack’s operating profit margin between 27% and 30%; and

●	Karooooo’s Earnings Per Share between ZAR38.50 and ZAR40.00, which implies EPS growth between 18% and 23% compared to FY 2026 Adjusted EPS, which excludes secondary offering costs.

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of February 28, 2026, our investment in in-vehicle IoT devices increased by ZAR604 million to ZAR1,946 million (February 28, 2025: ZAR1,342 million). IoT devices held for future use decreased by ZAR50 million to ZAR362 million (February 28, 2025: ZAR412 million).

Other fixed assets increased by ZAR76 million, or 23%, to ZAR402 million (February 28, 2025: ZAR325 million), driven by motor vehicle additions, in line with expanded operational commitments

Trade and other receivables decreased by ZAR11 million, or 2% to ZAR586 million (February 28, 2025: ZAR597 million). Debtor collection days remain within our range of historical norms at a healthy 27 days (February 28, 2025: 32 days).

Cash and Cash Equivalents

After increased investment for customer acquisition, paying a dividend of USD38.6 million in August 2025, allocating ZAR19 million to the new South African central office in Rosebank and drawing down ZAR192 million for operational requirements, Karooooo reported a net cash and cash equivalents balance of ZAR746 million at February 28, 2026 (February 28, 2025: ZAR838 million).

Bank term loans increased ZAR134 million to ZAR449 million during the year, primarily as a result of a ZAR192 million loan taken for operational requirements.

At February 28, 2026, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR600 million, equally apportioned between Capitec Bank and Standard Bank. Our liquidity position remains solid, underpinned by disciplined financial management and sustained operational cash generation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy increase of 17% in cash generated from operations before working capital changes of ZAR2,408 million (February 28, 2025: ZAR2,060 million), driven by strong subscription revenue growth and earnings.

As of February 29, 2024 the Group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months. Adjusted free cash flow (a non-IFRS measure) is presented below on the basis that these bank fixed deposits are classified as cash and cash equivalents.

	As of February 28, 2026	As of February 28, 2025	As of February 29, 2024

Net cash generated from operating activities	1,967,060	1,933,295	955,040
Less: purchase of property, plant and equipment	(1,157,969)	(1,022,371)	(876,354)
Free Cash Flow (a non-IFRS measure)	809,091	910,924	78,686
Adjustment for Fixed deposits with maturity dates exceeding three months	-	(485,681)	485,681
Adjusted Free Cash Flow (a non-IFRS measure)	809,091	425,243	564,367

As Cartrack accelerated customer acquisition, we made an increased investment of ZAR1,078 million (February 28, 2025: ZAR892 million) in both in-vehicle IoT devices and IoT devices for future use.

Free cash flow (a non-IFRS measure) for the year ended February 28, 2026, was ZAR809 million (February 28, 2025: ZAR911 million). The higher free cash flow for FY 2025 was primarily a result of the treatment of fixed deposits made in FY2024 with a long maturity date, as these fixed deposits were categorized as trade and other receivables in FY 2024.

Adjusted free cash flow (a non-IFRS measure) for the year ended February 28, 2026, increased by 90% to ZAR809 million (February 28, 2025: ZAR425 million).

In FY 2026, the debtors’ book improved by ZAR77 million largely driven by strong collections in the month of February 2026. Improved supplier terms and the timing of tax payments also contributed positively to adjusted free cash flow. Our uninstalled IoT devices levels were well managed in FY 2026, following a deliberate build-up in the prior year to support accelerated growth in FY 2026. Adjusted free cash flow also improved as payments related to the construction of the South African head office building decreased significantly following the completion of the building in the prior year.

The adjusted free cash flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)” for a reconciliation of free cash flow and adjusted free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

At February 28, 2026, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represented 6.29% of Karooooo Logistics’s issued ordinary shares. A further ZAR18.6 million of capital reserves relates to the repurchase and cancellation of 316 ordinary shares of Karooooo Logistics, which represented 7.60% of Karooooo Logistics’s issued ordinary shares. Finally, ZAR5.2 million relates to the repurchase and cancellation of 150 ordinary shares of Cartrack New Zealand, which represented 15% of Cartrack New Zealand’s issued ordinary shares.

Geographical Overview for Cartrack

South Africa

Cartrack subscribers in the region increased 16% to 2,005,888 as of February 28, 2026 (February 28, 2025: 1,736,542). In FY 2026 Cartrack’s subscription revenue growth accelerated to 20% reaching ZAR3,468 million, a significant achievement when compared to the growth rate of 15% in the prior year. Importantly, South Africa ended the year with ARR growth of 23%. The pace of growth reflects our deliberate strategy to cement our leadership position in South Africa through a balanced combination of subscriber additions and selling Video and Cartrack-Tag to our existing customers. We are encouraged by the strength of the teams we are building, which positions us well to continue to broaden our customer base and increase product adoption in the region.

We are committed to continue building our distribution capabilities to service the demand for our products from both new customers and existing customers, and we are confident that our investments in sales capacity this year will have a positive impact on Cartrack subscriber growth in FY 2027.

We are optimistic about the market opportunity in South Africa and believe there is a long runway to drive strong subscriber growth as we continue to build our ability to expand.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific and Middle East

Cartrack subscribers in the region increased 23% to 335,907 as of February 28, 2026 (February 28, 2025: 273,946). FY 2026 subscription revenue growth was 17% (20% on a constant currency basis, a non-IFRS measure). The pace of subscription revenue growth in the region is impacted by the faster growth of certain countries that generate lower ARPU.

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term. We plan to continue with a strong, yet prudent drive to increase sales and marketing in Southeast Asia, and we anticipate our investments to have a positive impact on subscriber growth in the region.

Southeast Asia is a vast underpenetrated market for sophisticated fleet management and video-based solutions, and we are well-positioned to capitalize on the opportunity.

Europe

Cartrack subscribers in the region increased 14% to 228,384 as of February 28, 2026 (February 28, 2025: 200,774). FY 2026 subscription revenue growth was 22% (19% on a constant currency basis, a non-IFRS measure).

We continue to expand our customer base and drive our distribution capabilities in the region.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programming interfaces. We expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s subscribers in the region increased 1% to 92,043 as of February 28, 2026 (February 28, 2025: 90,974). FY 2026 subscription revenue growth was 14% (17% on a constant currency basis, a non-IFRS measure).

This region remains a positive cash generator and is strategic to support our South African customers.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in its dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

Considering the consistent strong earnings, healthy balance sheet and free cash flow of the Company and in accordance with the dividend policy set out above, an interim dividend of USD1.50 per ordinary share , will be paid on July 20, 2026 to JSE shareholders on record as at the close of business on Friday, July 17, 2026 (South African time) and on July 27, 2026 to Nasdaq shareholders on record as at the close of business on July 17, 2026 (New York time). Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Wednesday, May 13, 2026	Thursday, May 14, 2026
Finalization announcement, date of currency conversion and confirmation of record date	Thursday, July 9, 2026	Thursday, July 9, 2026
Last date to trade cum dividend	Thursday, July 16, 2026	Tuesday, July 14, 2026
Shares commence trading Ex-dividend	Friday, July 17, 2026	Wednesday, July 15, 2026
Record date	Friday, July 17, 2026	Friday, July 17, 2026
Dividend payment date	Monday, July 27, 2026	Monday, July 20, 2026

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, July 15, 2026 and Friday, July 17, 2026, both dates inclusive, and transfers between the Nasdaq and South African register will not be permitted between Thursday, July 9, 2026 and Friday July 17, 2026, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement which is expected to be published on Thursday, July 9, 2026.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, May 14, 2026 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/85491513081

Webinar ID: 854 9151 3081

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its operational intelligence cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety including video and AI video, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2.7 million active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Revenue	1,448,379	1,219,523	5,479,120	4,567,459
Cost of sales	(488,793)	(350,579)	(1,754,950)	(1,364,407)
Gross profit	959,586	868,944	3,724,170	3,203,052
Other income	1,453	995	14,975	10,369
Operating expenses	(623,319)	(484,726)	(2,324,433)	(1,901,088)
Sales and marketing	(220,470)	(160,638)	(841,453)	(614,765)
General and administration	(289,714)	(234,413)	(1,096,981)	(944,833)
Research and development	(75,019)	(57,770)	(261,467)	(226,935)
Expected credit losses on financial assets	(38,116)	(31,905)	(124,532)	(114,555)
Operating profit	337,720	385,213	1,414,712	1,312,333
Offering costs	302	(50)	(11,667)	(15,113)
Impairment of goodwill	-	(43,600)	-	(43,600)
Finance income	7,617	10,422	34,476	44,167
Finance costs	(25,085)	(16,622)	(77,874)	(50,866)
Profit before taxation	320,554	335,363	1,359,647	1,246,921
Taxation	(95,371)	(80,027)	(348,535)	(309,811)
Profit for the period	225,183	255,336	1,011,112	937,110

Profit attributable to:
Owners of the parent	222,140	250,640	993,920	921,031
Non-controlling interest	3,043	4,696	17,192	16,079
	225,183	255,336	1,011,112	937,110

Earnings per share
Basic and diluted earnings per share (ZAR)	7.19	8.11	32.17	29.81

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of February 28, 2026	As of February 28, 2025
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[1]	3,150,690	2,508,215
Capitalized commission assets	470,406	494,052
Intangible assets	81,720	83,053
Goodwill[2]	167,315	174,957
Loans to related parties	28,700	28,700
Long-term other receivables and prepayments	679	11,629
Deferred tax assets	133,320	121,749
Total non-current assets	4,032,830	3,422,355
Current assets
Inventories	5,742	3,830
Trade and other receivables and prepayments	586,374	597,461
Income tax receivables	15,324	12,622
Cash and cash equivalents	1,153,874	1,042,882
Total current assets	1,761,314	1,656,795
Total assets	5,794,144	5,079,150
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853
Treasury shares	-	-
Other capital reserve[3,4]	(3,645,108)	(3,621,245)
Common control reserve[5]	(2,709,236)	(2,709,236)
Actuarial reserve	(58)	139
Foreign currency translation reserve	81,168	277,866
Retained earnings	2,412,384	2,112,091
Equity attributable to equity holders of parent	3,282,003	3,202,468
Non-controlling interest	45,025	43,099
Total equity	3,327,028	3,245,567
Liabilities
Non-current liabilities
Term loans[6,7]	398,931	31,640
Lease liabilities	158,577	127,251
Deferred revenue	122,722	126,959
Deferred tax liabilities	118,842	95,892
Total non-current liabilities	799,072	381,742
Current liabilities
Term loans[6,7]	49,721	283,313
Trade and other payables	585,832	469,937
Loans from related parties	85	138
Lease liabilities	129,288	77,445
Deferred revenue	405,605	357,780
Bank overdraft	407,668	205,299
Income tax payables	89,845	57,039
Provision for warranties	-	890
Total current liabilities	1,668,044	1,451,841
Total liabilities	2,467,116	1,833,583
Total equity and liabilities	5,794,144	5,079,150

1.	Property, plant and equipment comprised of:

	As of February 28, 2026	As of February 28, 2025
	(Rand Thousands)
Capitalized telematics devices – Work in progress	147,207	152,253
Capitalized telematic devices – Uninstalled	214,517	259,360
Capitalized telematic devices – Installed	1,945,837	1,342,091
South African Central Office property	441,580	429,150
Other fixed assets	401,549	325,361
Total	3,150,690	2,508,215

2.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

3.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

4.

Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares, ZAR30.0 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’ ordinary shares and ZAR5.2 million of capital reserve relating to the repurchase and cancellation of Cartrack New Zealand’s ordinary shares.

5.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

6.

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office under constructions) at the South Africa Prime Interest Rate less 1.5%. In February 2026, an additional tranche of ZAR 191.7 million was drawn down.

7.	In September 2024 and June 2025, Cartrack Portugal, S.A., secured loans of EUR2 million and EUR 1 million, respectively, from Banco Comercial Português, S.A. The loans bear an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Cash generated from operations before working capital changes	622,229	567,336	2,408,393	2,060,410
Changes to working capital[1]	(23,562)	(144,441)	(134,071)	215,763
Cash generated from operations	598,667	422,895	2,274,322	2,276,173
Finance income received	7,617	10,422	34,476	44,167
Finance cost paid	(24,884)	(14,366)	(78,843)	(48,610)
Income tax paid	(79,567)	(158,438)	(262,895)	(338,435)
Net cash flows from operating activities	501,833	260,513	1,967,060	1,933,295
Net cash flows utilized by investing activities	(302,265)	(287,754)	(1,213,952)	(1,076,835)
Net cash flows from/(utilized by) financing activities	98,814	(29,380)	(707,086)	(443,760)
Net cash and cash equivalents movements for the period	298,382	(56,621)	46,022	412,700
Cash and cash equivalents as at the beginning of the period	531,346	855,926	837,583	436,165
Translation differences on cash and cash equivalents	(83,522)	38,278	(137,399)	(11,282)
Total cash and cash equivalents at the end of the period	746,206	837,583	746,206	837,583

1.	As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024 and as cash on and cash equivalents as of May 31, 2024).

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

AND ADJUSTED FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Net cash generated from operating activities	501,833	260,513	1,967,060	1,933,295
Less: purchase of property, plant and equipment[1]	(289,778)	(271,702)	(1,157,969)	(1,022,371)
Free Cash Flow (a non-IFRS measure)	212,055	(11,189)	809,091	910,924
Fixed deposits with maturity dates exceeding three months	-	-	-	(485,681)
Adjusted Free Cash Flow (a non-IFRS measure)	212,055	(11,189)	809,091	425,243

1.	For the quarter ended February 28, 2026, included in the purchase of property, plant and equipment are development cost of ZAR9 million (February 28, 2025: ZAR1 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO

ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Profit for the period	225,183	255,336	1,011,112	937,110
Taxation	95,371	80,027	348,535	309,811
Finance income	(7,617)	(10,422)	(34,476)	(44,167)
Finance costs	25,085	16,622	77,874	50,866
Offering costs	(302)	50	11,667	15,113
Gain on disposal of subsidiaries	-	(1,432)	-	(1,432)
Impairment of goodwill	-	43,600	-	43,600
Depreciation of property, plant and equipment and amortization of intangible assets	245,392	159,191	870,700	662,559
Fair value changes to derivative assets	-	-	-	-
Adjusted EBITDA (a non-IFRS measure)	583,112	542,972	2,285,412	1,973,460
Profit margin	16%	21%	18%	21%
Adjusted EBITDA margin (a non-IFRS measure)	40%	45%	42%	43%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO

ADJUSTED EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	222,140	250,640	993,920	921,031
Adjust for:
Offering costs	(302)	50	11,667	15,113
Impairment of goodwill	-	43,600	-	43,600
Gain on disposal of subsidiaries	-	(1,432)	-	(1,432)
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	221,838	292,858	1,005,587	978,312

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,893	30,893	30,895

Basic and diluted earnings per share	7.19	8.11	32.17	29.81

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	7.18	9.48	32.55	31.67

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

TO HEADLINE EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2026	2025	2026	2025
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	222,140	250,640	993,920	921,031
Adjust for:
Loss/(Gain) on disposal of property, plant and equipment	(837)	1,306	(3,040)	576
Impairment of goodwill	-	43,600	-	43,600
Gain on disposal of subsidiaries	-	(1,432)	-	(1,432)
Tax effect on (gain)/loss on disposal of property, plant and equipment	226	(371)	820	(175)
Headline earnings (a non-IFRS measure)	221,529	293,743	991,700	963,600

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,893	30,893	30,895

Basic and diluted earnings per share	7.19	8.11	32.17	29.81
Basic and diluted headline earnings per share (a non-IFRS measure)	7.17	9.51	32.10	31.19

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Year Ended February 28, 2026

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and year ended February 28, 2025, as applicable using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended February 28,
	2026	2025	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,281,306	1,086,482	18%
Conversion impact of other currencies using 2025 foreign exchange rates	23,323	-	-
Subscription revenue on a constant currency basis	1,304,629	1,086,482	20%

TOTAL REVENUE

	Three Months Ended February 28,
	2026	2025	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,448,379	1,219,523	19%
Conversion impact of other currencies using 2025 foreign exchange rates	23,721	-	-
Total revenue on a constant currency basis	1,472,100	1,219,523	21%

SUBSCRIPTION REVENUE

	Year Ended February 28,
	2026	2025	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	4,843,748	4,068,177	19%
Conversion impact of other currencies using 2025 foreign exchange rates	14,857	-	-
Subscription revenue on a constant currency basis	4,858,605	4,068,177	19%

TOTAL REVENUE

	Year Ended February 28,
	2026	2025	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	5,479,120	4,567,459	20%
Conversion impact of other currencies using 2025 foreign exchange rates	15,119	-	-
Total revenue on a constant currency basis	5,494,239	4,567,459	20%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to offering costs.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

DaaS Revenue (a non-IFRS) measure) is defined as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a periodic basis by dividing the cumulative subscription revenue for the period by the average of the opening subscriber balance at the beginning of the period and closing subscriber balance at the end of the period and dividing this by the number of months in the period.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. Adjusted Free Cash Flow (a non-IFRS measure) further include fixed deposits with maturity dates exceeding three months that were classified as trade and other receivables. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure), are useful in evaluating our operating performance. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the group to turn revenues into Free Cash Flow, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Adjusted Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business

Rule of 40

The sum of revenue growth and operating margin for a period of 12 months sum to greater than 40.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for the period of 12 months sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our expectations regarding the effects of macroeconomic and geopolitical events on our business, customers and partners – including pandemic or widespread illness outbreaks of illness, the Russia-Ukraine and Middle Eastern conflicts, political and economic uncertainty in Mozambique, geopolitical tensions involving China, financial distress caused by bank failures, global supply chain disruptions, foreign currency fluctuations, elevated inflation and interest rates, and shifting trade and monetary policies;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry, including artificial intelligence;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems, including as a result of artificial intelligence;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.